UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 18, 2005                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         TUMI RESOURCES LIMITED (THE "ISSUER")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         May 18, 2005

3.       PRESS RELEASE

         The press release was released on May 18, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         January 19, 2005.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                        MAY 18, 2005

             TUMI ABANDONS THE CINCO MINAS PROJECT, JALISCO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (TSXV-TM; OCTBB-TUMIF; FRANKFURT-TUY) (THE "COMPANY"). After a thorough technical evaluation, including three separate drill programs and a comprehensive economic review of the Cinco Minas property, the Company has decided to withdraw from the option agreement with Minera San Jorge S.A. de C.V. As stated repeatedly, the Company's management is focused on enhancing shareholder value by identifying silver-gold projects of high merit with significant mine potential and it has been determined that the Cinco Minas property does not meet the Company's criteria.

Although a resource was established for Cinco Minas, the results of a scoping study previously undertaken by Behre Dolbear (see press release dated June 4, 2004) indicated a very high strip ratio for an open pit mining operation, such indication having been confirmed by in-house studies performed by the Company's technical consultants. Additionally, a review of an underground high-grade mining option gave resource numbers too low to be of interest to the Company, particularly when having to deal with a large number of historic open stopes. In summary, a combination of a very high strip ratio for an open pit, underground open stopes, and an option to earn only a 60% interest with high underlying holdings costs, make the Cinco Minas property unattractive to the Company from an economic prospective. To meet the Company's exploration goals, a project must also be able to reach "advanced project status" quickly and cost effectively. Neither the open pit nor the underground options meet the standard for operational size and economic potential.

The Company, however, is pleased that it can now concentrate its efforts on the La Trini silver-gold project, located within the Hostotipaquillo mining district, underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. The La Trini silver-gold project is currently evaluated as an open-pit mining target.

The Company remains focused on silver and gold exploration in Mexico and will move ahead with current exploration activities while it also aggressively identifies and evaluates additional exploration projects of high merit that meet the Company's corporate and technical objectives.

On behalf of the Board,                      COMPANY CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                         or email: mbermudez@chasemgt.com
---------------------------------            website: www.tumiresources.com
David Henstridge, President & CEO
                                             INVESTOR INFORMATION CONTACT:
                                             Mining Interactive
                                             Nick L. Nicolaas at (604) 657-4058
                                             or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained in this press release and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.